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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                   COHR INC.
                           (NAME OF SUBJECT COMPANY)

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                                   COHR INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

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                                   192567105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                RAYMOND E. LIST
                                   COHR INC.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              21540 PLUMMER STREET
                              CHATSWORTH, CA 91311
                                 (818) 773-2647
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                                Robert B. Knauss
                           Munger, Tolles & Olson LLP
                             355 South Grand Avenue
                                   35th Floor
                       Los Angeles, California 90071-1560
                                 (213) 683-9100

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by TCF Acquisition Corporation, a Delaware corporation (the "Purchaser"), which is currently owned by Three Cities Fund II, L.P. and Three Cities Offshore II, C.V. (the "Three Cities Funds"), to purchase all of the Shares (as defined below) of COHR Inc., a Delaware corporation (the "Company").

ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject Company is COHR Inc., a Delaware corporation, and the address of its principal executive office is 21540 Plummer Street, Chatsworth, California 91311. This Schedule 14D-9 relates to the Company's Common Stock, par value $.01 per share (the "Common Shares" or the "Shares"). (Unless the context otherwise requires, all references to Common Shares or Shares shall be deemed to refer also to the associated preferred stock purchase rights (the "Rights") issued pursuant to the Company's Rights Agreement (defined below).)

ITEM 2. TENDER OFFER OF THE BIDDER

     This Schedule 14D-9 relates to the tender offer made by the Purchaser, disclosed in a Tender Offer Statement on Schedule 14D-1 (as may be amended or supplemented from time to time, the "Schedule 14D-1") dated January 4, 1999, to purchase all the outstanding Shares at a price of $5.375 per Share (which will be increased to $6.375 per share if pending Stockholder Suits (defined below) are settled before the Offer expires on a basis which will not require the Company to pay more than $3.0 million, net of any insurance proceeds), net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 4, 1999 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (the terms and conditions of which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and incorporated herein by reference.

     The Offer is being made pursuant to a Plan and Agreement of Merger dated as of December 24, 1998, between the Company and the Purchaser (the "Merger Agreement"), which provides, subject to the conditions and upon the terms of the Merger Agreement, for the making of the Offer by the Purchaser and, if the conditions described in the immediately following paragraph are satisfied, for the subsequent merger of the Purchaser with and into the Company (the "Merger"). In the Merger, each Share outstanding at the Effective Time (as defined in the Merger Agreement) (other than Shares held by the Three Cities Funds, the Purchaser, or Shares held by stockholders validly exercising appraisal rights pursuant to the General Corporation Law of the State of Delaware (the "DGCL")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, $5.375 per Share in cash (which will be increased to $6.375 per share if pending Stockholder Suits are settled before the Offer expires on a basis which will not require the Company to pay more than $3.0 million, net of any insurance proceeds) (the "Merger Consideration"). The Merger Agreement, a copy of which is filed as Exhibit
(c)(1) hereto, is summarized in the "Introduction" and Sections 2, 7, 11 and 16 of the Offer to Purchase and incorporated herein by reference.

     The Purchaser will take all steps in its power to cause the Merger to occur if, after the Purchaser purchases all the Shares which are properly tendered in response to the Offer and not withdrawn, the Purchaser and its stockholders own at least 85% of the outstanding Shares. If, after the Purchaser purchases all the Shares which are properly tendered in response to the Offer and not withdrawn, the Purchaser and its stockholders do not own at least 85% of the outstanding Shares, the Purchaser will not cause the Merger to take place and will not for at least three years engage in any other business combination with the Company unless the business combination is approved by the Company's Board of Directors and by holders of 66 2/3% of the Shares which are not owned by the Purchaser and its affiliates.

     The Purchaser has agreed that if, prior to the Expiration Time, the Stockholder Suits are settled on a basis which will not require the Company to pay (net of any insurance proceeds to which the Company's insurers have agreed in writing) more than a total of $3.0 million for damages, indemnification of other
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defendants, fees and expenses of plaintiff's counsel and defendants' counsel and other out of pocket expenses (but not including any sum paid to the Purchaser, the Three Cities Funds or any other stockholders of the Purchaser which are affiliated with the Three Cities Funds), the Purchaser will increase the Offer Price by $1.00 per Share to $6.375 per Share. The five Stockholder Suits are Sherleigh Associates Inc. Profit Sharing Plan v. COHR Inc., et al. in the United States District Court, Central District of California, 98-3028 JSL (BQRx); Leonard Leeds v. Umesh Malhotra, et al. in the Superior Court of the State of California, County of Los Angeles, BC189490; Marcia Zabronsky, et al. v. COHR Inc. et al. in the United States District Court, Central District of California, Western Division, 98-3493 R (Ex); Robert Schug v. Paul Chopra, et al. in the Superior Court of the State of California, County of Los Angeles, BC190933; and Charles Bird v. COHR Inc. et al. in the United States District Court, Central District of California, 98-4177 WMB(AJWx) (together with any other suits brought by or on behalf of stockholders of the Company relating to the occurrences which are the subject of the aforementioned suits, the "Stockholder Suits"). At the request of the Company's Board of Directors, the Purchaser will extend the Expiration Time for up to 120 days to permit the Stockholder Suits to be settled and the Company to obtain preliminary approval of such settlement by the United States District Court, Central District of California (the "Court"), and, if a settlement agreement is signed within the 120 day extension period, the Purchaser will, at the request of the Company, extend the Expiration Time for up to an additional 90 days to permit the preliminary Court approval to be obtained. If the Offer Price is increased (i) the increased amount will be paid to all stockholders who tender Common Shares, including those who tender Shares before the Stockholder Suits are settled, and (ii) the Purchaser will extend the Expiration Date until at least 10 business days after it publicly announces the increased Offer Price.

     The Schedule 14D-1 states that the principal executive offices of the Purchaser and the Three Cities Funds are located at 650 Madison Avenue, New York, New York 10022.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b)(i) Agreements With Executive Officers and Directors. Certain contracts, agreements, arrangements and understandings between the Company and its executive officers and directors are described under the headings "Remuneration of Executive Officers" and "Election of Directors -- Directors' Compensation" and "Executive Compensation" on pages 5 through 9 and page 15 of the Company's Proxy Statement, dated July 24, 1998 for its August 14, 1998 Annual Meeting of Stockholders (the "1998 Proxy Statement"). Copies of these pages are filed as Exhibit (c)(2) hereto and are incorporated herein by reference. The following supplements the information set forth in the 1998 Proxy Statement.

     Employment Agreements/Severance. Effective September 1, 1998, the Company has amended its existing agreement(which was effective June 3, 1998) with Mr. Raymond E. List, the Company's President and Chief Executive Officer and a director. The amended agreement provides that Mr. List is to be paid a base salary of $275,000 per year plus an annual bonus equal to 100% of his base salary based upon the Company achieving certain objectives in each year. The amount of such bonus, if any, would be payable 50% in cash within 90 days of the end of each fiscal year and 50% in cash or stock, within 90 days of the first anniversary of the fiscal year in which the bonus is earned. The agreement provides for a three-year initial term, subject to annual renewals, unless terminated by either party, prior to the expiration of the initial term and each extension term. In the event Mr. List's employment is terminated for any reason other than cause, resignation or voluntary termination, he would be entitled to 18 months base salary following termination (12 months base salary if termination is at the end of the initial term or during any extension term), a pro-rated bonus, if any, negotiated in good faith by the parties and certain health benefits.

     In connection with the amended agreement, Mr. List was granted options to purchase 81,250 Common Shares at an exercise price of $7.00 per share under the Company's 1995 Stock Option Plan. In addition, in October 1998, the Company loaned Mr. List $100,000, which loan is due August 31, 2000, but is subject to earlier repayment from any cash bonuses paid to Mr. List. The loan is secured by Common Shares owned by Mr. List.

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     Effective September 1, 1998, the Company has amended its existing employment agreement dated March 1, 1998 with Mr. Daniel F. Clark, the Company's Chief Financial Officer. The amended agreement provides for a three-year employment agreement, subject to renewal annually, unless terminated by either party, prior to expiration of the initial three year term and each extension term. Mr. Clark's base salary remains $275,000 per year and he is eligible to receive a bonus equal to 40% of his base salary (or greater amount subject to the discretion of the Board) on substantially the same terms as Mr. List. In the event Mr. Clark's employment is terminated for any reason other than for cause, retirement or voluntary resignation, he would be entitled to 18 months base salary following termination (12 months base salary if termination is at the end of the initial term or during any extension term), a pro rated bonus, if any, negotiated in good faith by the parties and certain health benefits.

     Effective September 1, 1998, the Company has amended its existing employment agreement (which was effective June 3, 1998) with Mr. Steven W. Ritterbush, a director of the Company. The amended agreement provides for a one-year employment term, providing for an annualized salary of $180,000 for three-quarter time work and $120,000 for half-time work, plus a bonus negotiable in good faith by the parties. If Mr. Ritterbush's employment is terminated for any reason other than cause, retirement or voluntary resignation, he is entitled to receive the remainder of his base salary plus any pro rated bonus negotiable in good faith by the parties.

     Effective September 1, 1998, the Company amended its existing management services agreement dated as of June 3, 1998, between the Company and Fairfax Consulting Company LLC ("Fairfax Consulting"), pursuant to which Fairfax Consulting provides the management, executive and consulting services of certain professionals (the "Professionals"), other than Messrs. List and Ritterbush, a minimum of two business days each month as requested by the Company. For such services, the Company will pay Fairfax Consulting (i) $1,500 per month for use of an office facility, (ii) up to $500 per month as an administration fee, (iii) $8,300 per year as reimbursement for Mr. Ritterbush's health and dental care insurance, and (iv) a fee based on the number of hours spent by certain of the Professionals multiplied by an hourly rate, which ranges from $100 to $200 per hour depending on which of the Professionals provided the services. The Company will also pay Fairfax Consulting a fee equal to 2% of any capital raised by Fairfax for expansion of the Company's business (such fee does not apply to any sale of the Company). The management services agreement has a term which expires on August 31, 1999, and is terminable on 30 days notice by either party. Mr. List and Mr. Ritterbush are affiliated with Fairfax Consulting.

     Pursuant to an Employment Agreement, dated as of March 1, 1998, between the Company and Mr. David A. Roesler, the Company's Senior Vice President of Operations, Purchase Connection, Mr. Roesler is to receive a base salary of not less than $160,000 annually, plus a possible discretionary bonus. The term of the agreement is through May 31, 1999, subject to automatic renewal annually unless one party gives timely notice of non-renewal. In the event Mr. Roesler's employment is terminated for any reason other than for cause, retirement, or voluntary resignation, he would be entitled to 13 months base salary following termination plus certain health benefits.

     Pursuant to an Employment Agreement, dated as of March 1, 1998, between the Company and Mr. Ed Gravell, the Company's Senior Vice President of Sales and Customer Service, Purchase Connection, Mr. Gravell is to receive a base salary of not less than $160,000 annually, plus a possible discretionary bonus. The term of the agreement is through May 31, 1999, subject to automatic renewal annually unless one party gives timely notice of non-renewal. In the event Mr. Gravell's employment is terminated for any reason other than for cause, retirement, or voluntary resignation, he would be entitled to 13 months base salary following termination plus certain health benefits.

     Pursuant to an Employment Agreement, dated as of July 1, 1998, between the Company and Bernie Bartoszek, the Company's Senior Vice President of Sales and Marketing, Mr. Bartoszek is to receive a base salary of not less than $140,000 annually, plus a possible discretionary bonus. The term of the agreement is through June 30, 1999, with automatic renewal annually unless one party gives timely notice of non-renewal. In the event Mr. Bartoszek's employment is terminated for any reason other than for cause, retirement, or voluntary resignation, he would be entitled to 13 months following such termination plus certain health benefits.

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     Stock Options. The Merger Agreement contemplates that at the Effective
Time, each outstanding option or warrant issued by the Company will become the right to receive (i) the amount, if any, by which the Offer Price exceeds the exercise price of the option or warrant, times (ii) the number of Common Shares issuable upon exercise of the option or warrant in full.

     The transactions contemplated by the Merger Agreement will constitute a "change in control" for purposes of the Company's existing stock option plans and stock option grants. As a result, all outstanding options will become vested and exercisable upon the occurrence of a "change in control" (as respectively defined in such plans and grants). Mr. Daniel F. Clark was granted 50,000 options in June 1998 with an exercise price of $5.125 and is the only director or executive officer having options with an exercise price that is less than $5.375 (or $6.375).

     Indemnification. Under the terms of the Merger Agreement, the Company (as the surviving corporation in the Merger) will honor, and will not amend or modify for a period of not less than six years after the date of the Merger Agreement, any and all obligations of the Company and its subsidiaries to indemnify present and former directors, officers or employees of the Company or its subsidiaries with respect to matters which occur on or prior to the date of the Merger, whether provided in the certificate of incorporation or by-laws of the Company or any of its subsidiaries, in certain of the Company's employment agreements listed on an exhibit to the Merger Agreement under the DGCL. The Company will maintain in effect for not less than six years after the date of the Merger with respect to occurrences prior to the date of the Merger the Company's policies of directors and officers' liability insurance which are in effect on the date of the Merger Agreement to the extent that such insurance (or substantially similar insurance) is available.

     Board of Directors. Effective concurrently with the execution of the Merger Agreement, the Board approved increasing the number of members constituting the entire Board to 10 and elected J. William Uhrig and W. Robert Wright II to fill the two vacancies. The Merger Agreement provides that until the Purchaser purchases all the Common Shares which are properly tendered in response to the Offer and not withdrawn, or the Merger Agreement terminates, neither the Three Cities Funds nor the Purchaser will vote any Shares or take any other action to cause (i) anyone other than J. William Uhrig and W. Robert Wright II (or replacements designated by the Purchaser) to be elected to the Company's Board (except by voting at an annual meeting of stockholders in favor of the Board's nominees for election to the Board), (ii) the number of directors constituting the entire Board to be increased or decreased, or (iii) any director to be removed from the Board other than for cause. The Merger Agreement provides that if the Merger is consummated, the directors of the Purchaser will be the directors of the Company, as the surviving corporation in the Merger.

     (ii) Terms of the Merger Agreement. The summary of the Merger Agreement contained in the "Introduction" and in Sections 2, 7, 11 and 16 of the Offer to Purchase, which has been filed with the Securities and Exchange Commission (the "SEC") as an exhibit to the Schedule 14D-1, is incorporated herein by reference. Such summary should be read in its entirety for a description of the terms and provisions of the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit (c)(1) hereto and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) RECOMMENDATIONS OF THE BOARD OF DIRECTORS.

     At a meeting held on December 23, 1998, the Company's Board of Directors unanimously (i) approved the Offer and the Merger Agreement, (ii) determined that the terms of the Offer and the Merger are fair to, and in the best interests of, holders of Shares and (iii) recommended that holders of Shares accept the Offer and tender their Shares pursuant to the Offer. Accordingly, the Board unanimously recommends that the stockholders of the Company tender their Shares pursuant to the Offer. Copies of the Company's press release announcing the Merger Agreement and the transactions contemplated thereby and a letter to the stockholders of the Company communicating the Board's recommendation are filed as Exhibits (a)(3) and (a)(4) hereto, respectively, and are incorporated herein by reference.

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     (b)(1) BACKGROUND.

     In December 1997, the Company announced the engagement of Lehman Brothers Inc. ("Lehman Brothers"), as its financial advisor, to evaluate strategic alternatives available to the Company, including a possible sale.

     On February 17, 1998, the Company disclosed that it had restated its financial statements for the fiscal year ended March 31, 1997 and for the first two quarters of the fiscal year ended March 31, 1998. For the fiscal year ended March 31, 1998, the Company reported a net loss of $27.3 million, including pre-tax special charges of $11.4 million. During the Spring of 1998 the Stockholder Suits were filed alleging, among other things, federal and/or state securities law violations and the SEC commenced a formal investigation of the Company.

     In June 1998, after conducting a sale process throughout the Spring, the Board of Directors determined that it was not in the best interests of the Company's stockholders to continue to pursue a sale of the Company at that time.

     Since June 1998, the Company has from time to time explored on a preliminary basis with various entities the possibility of an investment in the Company and/or various financial or strategic alliances to extend the marketing and sales reach of the Company. On September 16, 1998 a mutual acquaintance introduced Mr. J. William Uhrig, of Three Cities Research, Inc. (the adviser to the Three Cities Funds), to Mr. Steven W. Ritterbush, a director of the Company. Mr. Uhrig and Mr. Ritterbush discussed the Company and the Company's desire to raise capital in order to expand its business. On September 21, 1998, there was a conference call in which Lynn P. Reitnouer, the Chairman of the Company, was told of the September 16 meeting and arrangements were made for representatives of Three Cities Research to visit the Company. That visit took place on October 27, 1998, and was attended by Mr. Raymond E. List, the President and Chief Executive Officer of the Company, Mr. Daniel F. Clark, the Chief Financial Officer of the Company as well as Messrs. Ritterbush and Reitnouer. During the meeting, the representatives of Three Cities Research expressed interest in the potential for an investment in the Company by investors advised by Three Cities Research and said they did not want to receive material non-public information about the Company which would impede them from purchasing Shares of the Company. Mr. List then discussed the Company's business, subject to that limitation, and the representatives of Three Cities Research described Three Cities Research, the investments in which it had been involved, and the Three Cities Funds.

     During the ensuing weeks, there were a number of conversations, primarily between Mr. List and Mr. Uhrig. Among the topics of those conversations was the fact that, according to filings with the SEC, two groups of investment funds (together, the "Funds") owned more than 50% of the outstanding Common Shares, and that the Three Cities Funds might be interested in purchasing those Shares. Mr. Uhrig expressed concern that, if the Three Cities Funds were to acquire those Shares without prior approval from the Company's Board of Directors, under
Section 203 of the DGCL, the Company would be precluded for three years from entering into a business combination with the Three Cities Funds or their affiliates unless the business combination were approved by holders of 66 2/3% of the Shares which were not owned by the Three Cities Funds or their affiliates. On November 23, 1998, Mr. Uhrig sent a letter to Mr. List, in connection with a regularly scheduled meeting of the Company's Board, asking that the Board approve entities advised by Three Cities Research purchasing more than 15% of the Company's Common Shares.

     On November 23, 1998, the Board completed its consideration of the adoption of a stockholder rights plan ("Rights Plan"), which the Board had begun discussing in February 1998, discussed again in June 1998 and tentatively adopted in September 1998. At the November 23, 1998, meeting, the Board adopted a Rights Plan under which, if anyone acquired or agreed or arranged to acquire more than 15% of the outstanding Common Shares, the stockholders, other than the one who purchased 15% or more of the outstanding Common Shares, would be able to purchase for $20 Series A Junior Participating Cumulative Preferred Stock which would be equivalent to the number of Common Shares which at the time had a market value of $40, subject to the right of the Board to redeem the Rights for $.001 per Right, or to amend the Rights Plan. The Board adopted the Rights Agreement to assist the Board in protecting stockholder interests and enhancing the maximization of stockholder value. The Company's Board of Directors also discussed the letter from Three
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Cities Research, determined that it required more definitive information in order to consider the request and authorized Mr. List to obtain such information.

     On November 24, 1998, Mr. List told Mr. Uhrig by telephone that the Board's action in adopting the Rights Plan did not mean the Board was unwilling to consider a purchase of Shares by the Three Cities Funds, informing him that the Rights Plan was the culmination of an ongoing deliberation by the Board designed to protect stockholder interests. He suggested that representatives of Three Cities Research meet the members of the Board.

     On December 10, 1998, the Company's directors met with Mr. Uhrig and W. Robert Wright II, also of Three Cities Research, in a series of meetings in Southern California. During those meetings, Mr. Uhrig and Mr. Wright described Three Cities Research and the Three Cities Funds to the directors and discussed their desire to purchase a significant portion, and perhaps all, of the stock of the Company.

     On December 14, 1998, Mr. Reitnouer called Mr. Uhrig to schedule further discussions and the Three Cities Funds sent a letter to Mr. Reitnouer, outlining their proposal and committing that, if the Three Cities Funds purchased substantially all the Common Shares owned by the Funds, the Three Cities Funds would offer to purchase any and all the other outstanding Common Shares for a price at least as high as the highest price the Three Cities Funds paid to the Funds. On December 15, 1998, the Board (other than Mr. Meyer) met by telephone to discuss the Three Cities Funds proposal, with representatives of Lehman Brothers and the Company's outside counsel participating.

     On December 16, 1998, Messrs. Uhrig and Wright met with Mr. Reitnouer and an attorney for the Company, with a representative of Lehman Brothers and an attorney for the Three Cities Funds participating in the meeting by telephone, to discuss the proposed transaction. On December 16 and 17, 1998, the Board met by telephone to discuss further the Three Cities Funds proposal with representatives of Lehman Brothers and the Company's outside legal counsel participating. (At the December 16th meeting. Mr. Ritterbush was not present.) At the meetings, the Board discussed, among other things, the structure of any transaction, the protections to the minority stockholders in the event the Three Cities Funds purchased Shares owned by the Funds, the offer price to the minority public stockholders, the conditions to any tender offer and merger, the Company's ability to cause the Purchaser to tender into or vote in favor of any potential superior proposal to acquire the Company (the "Call Provision"), the Company's financial and business prospects and the risks and benefits of a transaction with Three Cities Funds. During this period of time, Mr. Reitnouer and the Company's financial and legal advisors continued to speak with Three Cities Funds and its legal counsel to discuss the terms of a potential transaction.

     On December 17, 1998 , after the Board meeting and after further negotiation, Mr. Reitnouer indicated to Three Cities Funds that the Board would be willing to negotiate, on the terms authorized by the Board at its recent meeting, a transaction in which the Three Cities Funds would solicit tenders of Common Shares from stockholders other than the Funds and enter into a cash merger with the Company. Drafts of a Merger Agreement were then prepared by attorneys for the Three Cities Funds and circulated on December 21, 1998. There were extensive discussions among the Company, the Three Cities Funds and their respective advisors over the next several days with respect to the terms and conditions of the Merger Agreement, including the Call Provision in the event a superior proposal is made to acquire the Company and the amount of the Offer Price and how it might be increased if the Stockholder Suits were settled on a specified basis.

     The Board met in person on December 23, 1998 to consider the terms and conditions of the Merger Agreement. A representative of Lehman Brothers presented in detail a financial analysis of the Company and the proposed transaction, and presented orally the firm's opinion that consideration of $5.375 per share to be received by the Company's stockholders (other than the Funds) was fair from a financial point of view to such holders, subject to the satisfactory resolution of the final terms of the Merger Agreement. After extensive discussion and subject to satisfactory resolution of the final terms, the Board (a) approved the acquisition by each of the Three Cities Funds and by a company they formed (i.e., the Purchaser) of more than 15% of the outstanding Common Shares, (b) approved an amendment of the Rights Agreement which would exclude the Three Cities Funds and the Purchaser from the persons whose acquisitions of more than 15% of the Common Shares might cause the Rights to become exercisable, (c) approved the Merger Agreement and the

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

transactions contemplated by it, and (d) resolved to recommend that the Company's stockholders tender their Common Shares in response to the Offer.

     Final negotiations were completed later in the day on December 23 and early on December 24, 1998. On December 24, 1998, Lehman Brothers delivered its written fairness opinion and (i) the Three Cities Funds purchased a total of 3,085,425 shares of Common Shares from the Funds for $5.125 per share plus assignment of the Funds' claims regarding the matters which are the subject of the Stockholder Suits (including their rights as members of any class of plaintiffs in the Stockholder Suits) and (ii) the Company and the Purchaser signed the Merger Agreement, under which the Purchaser agreed to seek tenders of any and all the outstanding Common Shares for $5.375 per share, which would be increased to $6.375 per share if the Stockholder Suits were settled before the Expiration Date on a basis which did not require the Company to pay, net of any insurance proceeds, more than $3 million, and to pay the same amount per share in the Merger to stockholders other than the Purchaser. On December 24, 1998, the Company issued a press release announcing the execution of the Merger Agreement.

     (2) REASONS FOR RECOMMENDATIONS.

     In making the determinations and recommendations set forth in subparagraph
(a) above, the Board considered a number of factors, including, without limitation, the following:

          (i) information with regard to the financial condition, results of operations, business and prospects of the Company, including its net loss of more than $6 million (and an operating loss of almost $6.5 million) for the six months ended September 30, 1998 and that the Company expects to have a net loss and operating loss at least through the remainder of the fiscal year ending March 31, 1999, and the risks associated with continuing to operate the Company as a publicly-traded independent company;

          (ii) the amount of consideration to be received by the Company's stockholders in the Offer and the Merger (including the fact that the Offer Price includes a premium of $0.25 per share over the price paid by Purchaser to the Funds for 48.3% of the outstanding Shares), as compared to the risks associated with continuing to operate the Company as a publicly-traded independent company;

          (iii) the historical and recent market prices of the Shares and the fact that the Offer and the Merger will enable the holders of the Shares to realize a substantial premium over the prices at which the Shares traded prior to the execution of the Merger Agreement. The consideration of $5.375 per Share is a premium of 39.8% over the closing price for the Shares on December 23, 1998 (one day prior to the announcement of the Offer and the Merger) and 60.95% over the 30-day average closing price for the Shares for the period ended December 23, 1998;

          (iv) the fact that the consideration to be received by the Company's stockholders in the Offer and the Merger might be increased by $1.00 if the Stockholder Suits can be settled before the Offer expires on a basis which will not cost the Company more than $3 million net of insurance proceeds. With respect to the likelihood of a settlement of the Stockholder Suits within such parameters, settlement negotiations have been proceeding for the last six months. Although those settlement negotiations have not to date produced an agreement to settle, the Company is cautiously optimistic that a settlement upon the terms and in the time frame described in the Offer can be achieved. Any such settlement, however, will require significant movement by parties not under the control of the Company and the Company can give no assurance that it will be able to reach such a settlement;

          (v) the possible alternatives to the Offer and the Merger, including the possibility of continuing to operate the Company as a publicly-traded independent entity and the results of the prior sale process, the range of possible benefits and risks to the Company's stockholders of such alternatives and the timing and likelihood of accomplishing the goal of enhancing stockholder value in excess of the premium being offered in the Offer and the Merger;

          (vi) the high likelihood that the proposed acquisition would be consummated, including the ability of the Three Cities Funds to finance the Offer and the Merger, the absence of a financing condition and the absence of a condition that there be no material adverse change in the Company after December 24, 1998;

          (vii) the Purchaser's agreement to the Call Provision, specifically the ability of the Company, for a limited period, to cause the Shares held by the Purchaser to be tendered into or voted in favor of a superior proposal to acquire the Company;

          (viii) the Purchaser's agreement to provide the Company's stockholders essentially the same protections they would have had under Section 203 of the DGCL had the Board not exempted from Section 203 the purchase by the Three Cities Funds of the Shares held by the Funds (i.e., the Purchaser has agreed that, unless after it purchases Shares through the Offer, it and its stockholders own at least 85% if the outstanding Common Shares, neither the Purchaser nor the Three Cities Funds will for three years enter into a business combination with the Company unless the business combination is approved by the Company's Board of Directors and by the vote of 66 2/3% of the Common Shares not owned by the Purchaser or its affiliates); and

          (ix) the terms of the Merger Agreement and the parties' representations, warranties and covenants and the conditions to their respective obligations;

          (x) the financial analysis and presentation of Lehman Brothers to the Board on December 23, 1998, and the oral opinion of Lehman Brothers delivered December 23, 1998 (which opinion was subsequently confirmed in writing on December 24, 1998, the date of execution of the Merger Agreement), to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the $5.375 per Share cash consideration to be received by holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders (other than the Funds). The full text of Lehman Brothers' written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Lehman Brothers, is attached hereto as Annex A and is incorporated herein by reference. Lehman Brothers' opinion is for the use and benefit of the Board and was rendered to the Board in connection with its consideration of the Offer and the Merger and does not constitute a recommendation as to whether any stockholders should tender Shares pursuant to the Offer. Holders of Shares are urged to read such opinion carefully in its entirety.

     The Board did not assign relative weights to the above factors or determine that any factor was more significant than another. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Pursuant to the terms of an engagement letter, dated December 30, 1997 (the "Engagement Letter"), the Company engaged Lehman Brothers to act as its exclusive financial advisor in connection with the sale, merger, consolidation or any other business combination involving the control of or a material interest in the Company or any of its businesses or a material amount of any of their respective assets and certain other transactions. As part of its role as exclusive financial advisor, Lehman Brothers has delivered to the Board of Directors an opinion that the consideration of $5.375 per share to be received in the Offer and the Merger was, as of December 24, 1998, fair to the Company's stockholders (other than the Funds) (the "Fairness Opinion").

     Pursuant to the terms of the Engagement Letter, the Company has committed to pay Lehman Brothers an aggregate financial advisory fee equal to 1.25% of the total consideration payable in connection with a sale of the Company (as defined in the Engagement Letter), subject to a minimum of $1,000,000 (the "Sale Fee"). The Company is currently obligated to pay Lehman Brothers $300,000 in connection with the delivery of the Fairness Opinion and an additional $700,000 for its role as financial advisor in the Offer and the Merger. The Company previously paid Lehman Brothers upon execution of the Engagement Letter a retainer of $100,000, which also is to be credited against the Sale Fee. Thus, pursuant to the Engagement Letter, the Company is currently obligated to pay Lehman Brothers in connection with the Offer and the Merger compensation in the amount of $900,000. The Company also has agreed to reimburse Lehman Brothers for reasonable out-of-pocket expenses, including fees and disbursements of counsel, and to indemnify Lehman Brothers and certain related parties against certain liabilities arising out of Lehman Brothers' engagement.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Except as set forth below, during the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company has effected a transaction in Shares: Mr. Daniel Clark acquired 5,000, 5,000, 4,000 and 1,000 Shares on November 19, 20, 23 and 24, 1998, respectively; Mr. Frederick Meyer placed an order for 2,500 Shares on December 14, 1998, which was executed on December 15, 1998; Mr. David Roesler acquired 2,000 Shares on December 15, 1998.

     (b) The Merger Agreement provides that each of the directors and executive officers of the Company has agreed to tender and sell his or her Shares in response to the Offer, except that directors and executive officers whose sales might result in liability under Section 16(b) of the Exchange Act have agreed that if they do not tender and sell their Shares in response to the Offer, they will votes their Shares in favor of the Merger.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Other than as set forth in Item 3(b) or 4, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in:

          (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company;

          (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

          (3) a tender offer for or other acquisition of securities by or of the Company; or

          (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described above or in Item 3(b) of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to and would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     (a) SECTION 203. As a Delaware corporation, the Company is subject to
Section 203 of the DGCL. Section 203 would prevent an "Interested Stockholder" (defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and employee stock ownership plans that do not provide for confidential voting by plan participants), or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. The Board of Directors of the Company has unanimously approved the Three Cities' Funds' acquisition of shares from the Funds, the Merger Agreement and the Purchaser's acquisition of Shares pursuant to the Offer. Accordingly,
Section 203 will not apply to such transactions.

     (b) RIGHTS PLAN. The Company amended its Rights Agreement, dated November 23, 1998, between the Company and ChaseMellon Shareholder Services LLC (The "Rights Agreement"), to exclude the Three Cities Funds and the Purchaser from the persons whose acquisitions of Shares could cause Rights to be distributed and become exercisable under the Rights Agreement. Therefore, neither the Offer nor the Merger will cause there to be a Distribution Date under the Rights Agreement.

     Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal which are filed as Exhibits (a)(1) and (a)(2), respectively, and are incorporated herein by reference in their entirety.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

EXHIBIT
 NUMBER                            DESCRIPTION
-------                            -----------
*+(a)(1)   Offer to Purchase dated January 4, 1999.
*+(a)(2)   Letter of Transmittal.
++(a)(3)   Press release issued by the Company dated December 24, 1998.
 *(a)(4)   Letter to stockholders of the Company dated January 6, 1999.
 +(a)(5)   Form of Summary Advertisement dated January 4, 1999.
 *(a)(6)   Opinion of Lehman Brothers Inc.
  (b)      Not applicable.
 +(c)(1)   Plan and Agreement of Merger dated as of December 24, 1998.
  (c)(2)   Copies of pages 5 through 9 and page 10 of the Company's
           Proxy Statement dated July 24, 1998, for its August 14, 1998
           Annual Meeting.

---------------
 * Included in materials delivered to stockholders of the Company.

 + Filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule
   14D-1 dated January 4, 1999 and incorporated herein by reference.

++ Filed as an exhibit to the Company's Form 8-K (File No. 0-27506), filed on
   January 5, 1999, and incorporated herein by reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          COHR Inc.

                                          By:  /s/ Raymond E. List
                                          --------------------------------------
                                            Name: Raymond E. List
                                            Title: President and Chief Executive
                                              Officer

Dated as of January 6, 1999